Exhibit 1.01

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

II-VI INCORPORATED

Conflict Minerals Report

For the reporting period from January 1, 2017, to December 31, 2017

Overview

This Conflict Minerals Report (the “Report”) of II-VI Incorporated (“II-VI” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017, to December 31, 2017.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite- tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” or “3TGs”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its divisions manufacture, or contract to manufacture, products containing 3TGs that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which 3TGs are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured, by the Company, and (iii) for which the manufacture was completed during calendar year 2017.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are as follows: certain laser optics whose coatings contain gold, tantalum or tungsten, certain machined parts that may contain gold plating or tin solder, and various parts and components made of gold, tantalum, tin, and tungsten that are incorporated into products offered by the Company.

The Company’s Conflict Mineral Due Diligence Framework

The Company conformed its due diligence efforts to the guidance for downstream companies provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). Furthermore, the Company has adopted a policy relating to Conflict Minerals (the “Conflict Minerals Policy”). This policy reflects the Company’s commitment to sourcing materials from companies that share our values on human rights, ethics and environmental responsibility. The Conflict Minerals Policy is publicly available on the II-VI website at http://www.ii-vi.com/about/about.html.

The Company’s Due Diligence Process

Having determined that the Rule applies to Covered Products, the Company conducted a good-faith reasonable country of origin inquiry (“RCOI”) to determine the origin of any 3TGs contained in its products. II-VI describes the steps undertaken as part of this inquiry in the Form SD, to which this exhibit is attached. Based upon the RCOI results, the Company determined that the responses obtained from its suppliers were insufficient to form the basis for a reasonable determination as to the specific origin and conflict status of all the 3TGs used in the Covered Products. This determination was based upon the following:

•	Responses from certain suppliers indicating that the 3TGs they had supplied to II-VI did originate in the Covered Countries, but lacking additional substantive information as to their conflict status; and

•	A lack of substantive responses from a critical mass of remaining suppliers that would allow II-VI to make a determination of origin with respect to each category of Covered Products

As discussed further below, II-VI undertook due diligence efforts in an attempt to clarify the following with respect to the 3TGs: (i) country of origin, (ii) whether the 3TGs financed or benefited armed groups in those countries, and (iii) whether the 3TGs came from recycled or scrap sources.

The Company does not purchase 3TGs directly from mines, smelters, or refiners, and instead relies on a complex global supply chain. There are many third parties in the supply chain between the original sources of 3TGs and the II-VI manufacturing of the Covered Products. Therefore, II-VI relies on its direct suppliers (“Tier 1 suppliers”) to provide information regarding the origin of the 3TGs that are included in its Covered Products.

The Company engaged a third-party firm to assist with its due diligence process (“Third Party Firm”), and provided that Third Party Firm the Company’s list of Tier 1 Suppliers. To identify its Tier 1 Suppliers, II-VI conducted an internal survey and reviewed internal documents such as bills of materials, purchase orders, and other records. Through the use of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“EICC-GeSI Template”), the Company took steps to identify the applicable smelters or refiners (“SORs”) of in its supply chain. The Company utilized the EICC-GeSI Template version 5.0 or higher to conduct a survey of all in scope suppliers. During the supplier survey, suppliers were contacted via a SaaS platform provided by II-VI’s Third Party Firm that enables its users to complete and track supplier communications as well as allowing suppliers to upload completed CMRTs directly to the platform for assessment and management.    It requested all Company Tier 1 suppliers of 3TGs to identify the SORs that they use, and whether they have been validated as conformant in accordance with the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) audit program. The Company also asked its Tier 1 suppliers whether they (i) had a policy in place that includes DRC conflict-free sourcing and requires their direct suppliers to be DRC conflict-free; (ii) had implemented due diligence procedures for conflict-free sourcing; and (iii) request names of SORs from their suppliers.

For those SORs that were identified by the Company’s suppliers and that are known or thought to be sourcing from the Covered Countries, additional investigation was undertaken to determine the source and chain of custody of the 3TGs that they supply. The Third Party Firm conducted research and direct outreach in order to determine sourcing practices of facilities that may source from the covered countries The Third Party Firm compared the list of smelters and refiners provided in our suppliers’ responses to the lists of smelters maintained by The RMI.

In addition, it was also determined whether such SORs had been certified under the following internationally accepted audit standards: the RMAP, the London Bullion Market Association Good Delivery Program, and the Responsible Jewellery Council Chain-of-Custody Certification.

If an SOR was not certified by these internationally-recognized schemes, attempts were made to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether it has in place any internal due diligence procedures other processes to track the chain of custody on the source of its mineral ores.

Information reviewed includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research also was performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices.

Based on the results of the above-described due diligence efforts, the Company was unable to definitively determine for each of the Covered Products, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin and conflict status of all 3TGs contained in the Covered Products.

Steps Taken and Planned to Be Taken to Mitigate Risk

In 2017 or earlier, the Company took the following steps to mitigate the risk that its necessary 3TGsbenefit armed groups in Covered Countries:

•	Continues to display its policy regarding 3TGs on the II-VI website;

•	Established a new internal management team to support conflict minerals-related due diligence;

•	Contracted with a new Third Party Firm to provide enhanced assistance with the Company’s RCOI and due diligence processes;

•	Utilized the Third Party Firm’s extensive resources to enhance engagement with our suppliers. This included online learning resources and 24 hour access to Compliance experts;

•	Filed the Form SD and Conflict Minerals Report with the Securities and Exchange Commission.

In 2018, the Company plans to take the following steps to mitigate the risk that its necessary 3TGs benefit armed groups:

•	Continue to improve the process to report conflict minerals due diligence findings and supply chain risks to supply chain leaders and senior management;

•	Continue to monitor conflict minerals laws, regulations, and rules and update our related policies as appropriate;

•	Adopt internal procedure for managing conflict minerals due diligence and reporting.

Independent Audit Report

For the 2017 reporting period, the Company was not required to obtain an independent private sector of audit of its Conflict Minerals Report.

Forward Looking Statements

This Conflict Minerals Report contains forward-looking statements which are based on the Company’s current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. Forward-looking statements in this report include, among other things, statements regarding actions the Company plans to execute to improve its Conflict Mineral due diligence process.

By their nature, all forward-looking statements involve risk and uncertainty. Risks that may cause the forward-looking statements contained in this report to be inaccurate include, but are not limited to: failure to carry out these plans in a timely manner or at all as a result of changing financial conditions; changing organizational structure; or other factors; lack of cooperation by Tier 1 Suppliers as well as by their respective suppliers; whether smelters, refiners, or others that participate in the conflict minerals market responsibly source and whether they accurately validate their programs for avoiding conflicted minerals; political, legal, and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Additional cautionary statements regarding other risk factors that could impact the Company’s future performance are identified in the Company’s Form 10-K filing for the fiscal year ended 2017 and other Company filings with the Securities and Exchange Commission.

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